UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373F100

(CUSIP Number)

Peter R. Culpepper P.O. Box 32429 Knoxville, TN 37930 (865) 604-0657	with copies to: David W. Bernstein, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 74373F100

1	Name of Reporting Persons Peter R. Culpepper
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,474,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,474,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). The address of the principal executive officer of the Issuer is: 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931.

Item 2.	Identity and Background

a) This Statement is filed by Peter R. Culpepper (“Culpepper”).

b) The residence of Culpepper is 9700 Collier Pass Lane, Knoxville, Tennessee 37922.

c) Culpepper is self-employed.

d), e) During the last five years, Culpepper has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Culpepper is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Culpepper is deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds.

Item 4.	Purpose of Transaction

Until December 28, 2016, Culpepper was an officer of the Issuer. Culpepper acquired his shares of the Issuer while he was an officer of the Issuer under incentive plans and otherwise, without any intention of taking action with regard to an extraordinary transaction, other than participating as an officer of the Issuer in transactions approved by the Issuer’s board of directors (the “Board”), and without any intention of seeking to cause a change in the Board or management of the Issuer, other than through recommendations he made to the Board during 2016 in his capacity as an officer of the Issuer.

On December 28, 2016, the Board terminated Culpepper as an officer of the Issuer, purportedly for cause. On January 3, 2017, Culpepper sent the Board a letter in which he stated that by abruptly terminating his involvement with the Issuer while the Issuer was in the process of seeking financing it needs to be able to continue its efforts to obtain approval from the United States Food and Drug Administration (“FDA”) of its two prescription drug candidates and at a time when he was deeply involved in discussions with major pharmaceutical companies regarding production and marketing of one of those prescription drug candidates when it is approved by the FDA, without anybody to replace him in either of those endeavors, the Board is putting the business of the Issuer in severe jeopardy. A copy of that letter is attached as Exhibit 1 to this Statement.

Culpepper believes that at least the current non-officer members of the Board should be replaced with people who have the background to be able to understand what the Issuer is required to do in order to get its prescription drug candidates approved and brought to market, and who will be willing to devote time and effort to overseeing the business endeavors of the Issuer. In addition, the Issuer must address its need for financial support to continue its efforts to obtain approval of its prescription drug candidates.

Culpepper may seek to cause the current directors of the Issuer to be replaced, may seek to cause the Issuer’s capital to be restructured in order to enhance the ability of the Issuer to obtain the financing it requires, may seek to identify purchasers for the Issuer or substantial interests in the Issuer, and may take other steps intended to maximize the likelihood that the Issuer’s prescription drug candidates will be approved and brought to market and otherwise maximize the Issuer’s value. Culpepper may himself participate in providing financing to the Issuer or in efforts to acquire the Issuer or substantial interests in it, and Culpepper may seek to be reinstated as a senior officer of the Issuer.

Item 5.	Interest in Securities of the Issuer

a), b) As of the date of this Statement, Culpepper beneficially owns, has the sole power to vote, and has sole dispositive power over, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of November 4, 2016, identified below. As reported by the Issuer, there were approximately 243,895,352 shares of Common Stock outstanding as of November 4, 2016.

	Total Shares	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power
Peter R. Culpepper (1)	3,474,998	1.4%	3,474,998	3,474,998

(1)	Culpepper’s beneficial ownership includes 296,503 shares of Common Stock held in a 401(k) plan, 1,500,000 shares of Common Stock subject to options which are exercisable within 60 days and 266,666 shares of Common Stock issuable upon the exercise of warrants. Culpepper pledged 1,000,000 shares of his Common Stock pursuant to a Stock Pledge Agreement, dated October 3, 2014, between Culpepper and the Issuer in order to secure Culpepper’s obligations under a Stipulated Settlement Agreement and Mutual Release between the Issuer and Culpepper, dated June 6, 2014.

c) Culpepper has not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d) Not applicable.

e) Culpepper is the beneficial owner of less than 5% of the outstanding shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 — Letter dated January 3, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2017	By:	/s/ Peter S. Culpepper
Peter R. Culpepper